UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAMBIUM NETWORKS CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

c/o Cambium Networks, Inc.

2000 Center Drive, Suite East A401

(Address of Principal Executive Office (Street and Number))

Hoffman Estates, Illinois 60092

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cambium Networks Corporation (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended March 31, 2025 (the “Form 10-Q”) by the prescribed filing due date because the Company requires additional time to finalize its assessment of internal control over financial reporting and to complete certain closing processes and procedures relating to its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”), and cannot complete its Form10-Q until the Form 10-K has been completed and filed. The Company does not expect to file its 10-Q within the extension period.

Cambium Networks previously determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 by the prescribed filing due date because the Company requires additional time to finalize the Company's consolidated financial statements and finalize its assessment of internal control over financial reporting and related disclosures. In addition to the material weaknesses disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, the Company identified certain material weaknesses in its preliminary assessment of internal control over financial reporting for the fiscal year ended December 31, 2024 related to Allowance for Credit Losses, Customer Incentives, and Information Technology General Controls. The Company has initiated and will continue to implement measures designed to improve its internal control over financial reporting to remediate these material weaknesses with oversight from the Audit Committee of the Board of Directors and assistance from its external advisors, as well as implementing additional processes and controls to address the underlying causes associated with the material weaknesses.

Forward-Looking Statements

Certain matters discussed constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding anticipated results for the three months ended March 31, 2025, the material weaknesses in the Company's internal control over financial reporting as of December 31, 2024, and the Company's expectations regarding the timing of the filing of the Form 10-K and Form 10-Q. These forward-looking statements are based on management's current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures; the potential for additional material weaknesses in the Company's internal controls over financial reporting or other potential control deficiencies of which the Company is not currently aware or which have not been detected; the risk that the completion and filing of the Form 10-K and Form 10-Q will take longer than expected; additional information that may arise during the finalization of the Form 10-K and Form 10-Q; and the risks discussed in detail in "Item 1A. Risk Factors" of the Company's most recent Annual Report on Form 10-K, as updated by its other filings with the SEC. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jacob A. Sayer	(888)	863-5250
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2025, the Company expects to report revenues of approximately $35.3 million, compared to revenues of $42.3 million for the three months ended March 31, 2024. The Company expects to report a net loss of approximately $10.8 million, or $0.38 per diluted share for the three months ended March 31, 2025, compared to a net loss of $26.4 million, or $0.95 per diluted share, for the three months ended March 31, 2024.

CAMBIUM NETWORKS CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2025	By:	/s/ Jacob A. Sayer
		Name:	Jacob A. Sayer
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.